02037735

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

May 23, 2002

Retalix Limited
(Formerly Point of Sale Limited)
(Translation of Registrant's Name into English)

10 Zarhin Street, Ra'anana 43000, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F..✓..Form:40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes....... No..✓...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......

- On May 27th, 2002 the registrant is presenting its shareholders the material annexed herewith as an exhibit to this form 6-K report.
-

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Retalix Limited
(Registrant)

May 23, 2002.

By: ....
Guy Geri
Controller

<u>RETALIX LTD.</u>
<u>(the "Company")</u>

NOTICE OF ANNUAL MEETING OF THE SHAREHOLDERS OF THE COMPANY

We hereby provide notification that the annual meeting of the shareholders of the Company will be held on June 20, 2002, at 14:00 hours at the Company's offices at 10 Zarhin Street, Ra'anana, Israel.

The Issues on the Agenda:

1. Discussion regarding the financial statements of the Company for the year ended December 31, 2001.
2. The appointment of members to the Board of Directors of the Company.
3. The appointment of the Company's external auditors, and authorization of the Board of Directors to determine the external auditors' fees.
4. Insurance of the Directors and Office Holders in the Company.
5. Allocation of 30,000 options (the "**Options**"), exercisable into up to 30,000 Ordinary Shares of the Company, to a director in the Company, which was appointed on April 7, 2002. The Options will not be registered for trading, and will vest over a period of 3 years, beginning on April 1, 2003. The exercise price of the Options was set to 11.53 USD per Options (the closing price of the Company's shares on Nasdaq on April 5, 2002: the last day of trading before the Board's resolution to allocate the Options).

All the decisions require the approval of a simple majority of the shareholders of the Company present and participating in the vote.

The relevant date for the determination of the right of a shareholder to vote in the meeting, according to Section 182(b) of the Law, is May 30, 2002, at the end of the trading day on the Tel Aviv Stock Exchange (the "**Record Date**").

Every shareholder which is required to prove his ownership of a share in order to vote in the meeting in accordance with Section 177(1) of the Law, is required to provide the Company with an authorization by the stock exchange member with which such shareholder's ownership of shares is registered (on the Record Date).

The full version of the items on the agenda is available for review at the registered offices of the Company, from Sunday through Thursday, during the hours 16:00 – 18:30, commencing on June 2, 2002 at 16:00 hours, and ending on June 19, 2002 at 18:30 hours.

The address of the registered office of the Company is 10 Zarhin Street, Ra'anana, Israel (Tel: +972(9) 776-6677).

A shareholder is entitled to vote personally or through a power of attorney, which must be deposited at the Company's registered office no later than 48 hours before the date of the meeting. A form of the power of attorney is available at the offices of the Company during regular business hours.

According to the Articles of Association of the Company, the quorum for the meeting will require the presence of two (2) shareholders (personally or represented by someone on their behalf), holding together or representing together at least one third of the voting rights in the Company. If within one-half hour from the date which was set for the meeting a quorum is not present, the meeting will be postponed to June 27, 2002, at 14:00, at the same location (the "Postponed Meeting"). If a quorum will not be present at the Postponed Meeting within one-half hour, any two (2) shareholders present (personally or represented by someone on their behalf), will be deemed to constitute a quorum.

By order of the Board of Directors

Barry Shaked
Director